# Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations


August 11, 2025


Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Division of Corporation Finance:

This is to certify that on August 11, 2025, The Nasdaq Stock Market (the "Exchange") received from McKinley Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share, $0.0001
par value per share, and one right to receive one-tenth of one Class A ordinary share

Class A ordinary shares, $0.0001 par value per share

Rights, each entitling the holder to receive one-tenth (1/10) of one Class A Ordinary Share


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.


Sincerely,

*Eun Ah Choi*